EXHIBIT 99.1

Affimed N.V.

Unaudited consolidated statements of comprehensive income / (loss) (in € thousand)

	Note	For the three months ended March 31
		2020	2019
Revenue	3	5,135	11,353
Other income – net		(57)	86
Research and development expenses		(11,449)	(7,987)
General and administrative expenses		(3,525)	(2,434)

Operating income / (loss)		(9,896)	1,018
Finance income / (costs) – net	4	1,607	834

Income / (loss) before tax		(8,289)	1,852

Income / (loss) for the period		(8,289)	1,852

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI — net change in fair value	5	81	73

Other comprehensive income / (loss)		81	73
Total comprehensive income / (loss)		(8,208)	1,925

Earnings / (loss) per share in € per share (undiluted = diluted)		(0.11)	0.03
Weighted number of common shares outstanding		76,249,901	62,430,106

The notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position (in € thousand)

	Note	March 31, 2020	December 31, 2019
		(unaudited)
ASSETS
Non-current assets
Intangible assets		121	137
Leasehold improvements and equipment		2,193	2,291
Long term financial assets	5	3,274	3,193
Right-of-use assets		679	824

		6,267	6,445
Current assets
Cash and cash equivalents		82,765	95,234
Financial assets	6	5,476	8,902
Trade and other receivables		2,171	1,482
Inventories		337	296

		90,749	105,914
TOTAL ASSETS		97,016	112,359
EQUITY AND LIABILITIES
Equity
Issued capital		762	762
Capital reserves		271,178	270,451
Fair value reserves		2,043	1,962
Accumulated deficit		(242,797)	(234,508)

Total equity	7	31,186	38,667
Non-current liabilities
Borrowings	10	254	278
Contract liabilities		30,430	37,961
Lease liabilities		155	272

Total non-current liabilities		30,839	38,511
Current liabilities
Trade and other payables		8,434	10,674
Provisions	9	497	517
Borrowings	10	1,401	2,105
Lease liabilities		522	532
Contract liabilities		24,137	21,353

Total current liabilities		34,991	35,181
TOTAL EQUITY AND LIABILITIES		97,016	112,359

The notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

		For the three months ended March 31
	Note	2020	2019
Cash flow from operating activities
Income / (loss) for the period		(8,289)	1,852
Adjustments for the period:
- Depreciation and amortization		280	210
- Net gain from disposal of leasehold improvements and equipment		0	(9)
- Share based payments	8	727	601
- Finance income / costs – net	4	(1,607)	(834)

		(8,889)	1,820
Change in trade and other receivables		(750)	(6,688)
Change in inventories		(41)	(65)
Change in other assets		0	(183)
Change in trade, other payables, provisions and contract liabilities		(6,999)	(8,252)

Cash used in operating activities		(16,679)	(13,368)
Interest received		160	62
Paid interest		(28)	(77)

Net cash used in operating activities		(16,547)	(13,383)
Cash flow from investing activities
Purchase of intangible assets		(2)	(64)
Purchase of leasehold improvements and equipment		(20)	(66)
Cash paid for investments in financial assets		0	(21,061)
Cash received from maturity of financial assets		3,736	3,513

Net cash used for investing activities		3,714	(17,678)
Cash flow from financing activities
Repayment of lease liabilities		(128)	(82)
Repayment of borrowings	10	(773)	(833)

Cash flow from financing activities		(901)	(915)

Exchange-rate related changes of cash and cash equivalents		1,265	236
Net changes to cash and cash equivalents		(13,734)	(31,976)
Cash and cash equivalents at the beginning of the period		95,234	94,829

Cash and cash equivalents at the end of the period		82,765	63,089

The notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

	Note	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2019		624	239,055	2,594	(202.144)	40,129

Equity-settled share based payment awards	8		601			601
Income for the period					1,852	1,852
Other comprehensive income				73		73

Balance as of March 31, 2019		624	239,656	2,667	(200,292)	42,655

Balance as of January 1, 2020		762	270,451	1,962	(234,508)	38,667

Equity-settled share based payment awards	8		727			727
Loss for the period					(8,289)	(8,289)
Other comprehensive income				81		81

Balance as of March 31, 2020		762	271,178	2,043	(242,797)	31,186

The notes are an integral part of these consolidated financial statements.

1.	Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands. The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, Affimed Inc., Delaware, USA and AbCheck Inc., Delaware, USA (together “Affimed”, the “Company” or the “Group”).

Affimed is a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, pursuant to which Affimed is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three months ended March 31, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2019.

The interim financial statements were authorized for issuance by the management board on June 23, 2020.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

Functional and presentation currency

These interim financial statements are presented in Euro, which is the functional currency of all consolidated entities. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2019 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or after January 1, 2020, and have been applied in preparing these financial statements:

Standard/interpretation	Effective Date
Amendments to References to the Conceptional Framework	January 1, 2020
Amendments to IAS 1 and IAS 8: Definition of Material	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7:
Interest Rate Benchmark Reform	January 1, 2020
Amendments to IFRS 3 Business Combination	January 1, 2020

None of the amendments to standards and new or amended interpretations had a material effect on the interim financial statements.

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

•	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted)

•	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market

•	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market

The carrying amount of all trade and other receivables, certificates of deposit, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and, therefore, information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of the shares held by the group and note disclosure for the fair value of a loan (financial liability) is based on level 2 measurement procedures (see notes 5 and 10).

3.	Revenue

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of specific product candidates (immune cell engagers). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of a combination therapy.

During the three months ended March 31, 2020, the Company recognized revenue totalling €0.1 million (2019: €0 million).

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., headquartered in South San Francisco, USA. Under the terms of the agreement Affimed will develop novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018.

The Group recognized €4.8 million and €10.6 million as revenue during the three months ended March 31, 2020 and 2019, respectively. As of March 31, 2020, contract liabilities of €54.5 million (December 31, 2019: €59.3 million) will be recognized as revenue in subsequent periods.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Research service agreements

The Group, through its subsidiary AbCheck s.r.o. has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Company recognized €0.2 million as revenue in the three months ended March 31, 2020 (2019: €0.7 million).

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	March 31, 2020	December 31, 2019
Receivables	146	204
Contract liabilities	54,567	59,314

An amount of €4,952 recognized in contract liabilities at the beginning of the period has been recognized as revenue during the three months ended March 31, 2020.

The remaining performance obligations as of March 31, 2020 are approximately €54.6 million and are expected to be recognized as revenue to a large extent over the next two years.

Disaggregation of revenue

Geographic information

	Three months ended March 31, 2020	Three months ended March 31, 2019
Revenue:
Germany	75	0
Europe	2	752
USA	5,058	10,601

	5,135	11,353

Major service lines

	Three months ended March 31, 2020	Three months ended March 31, 2019
Collaboration revenue	4,923	10,601
Service revenue	212	752

	5,135	11,353

Timing on revenue recognition

	Three months ended March 31, 2020	Three months ended March 31, 2019
Point in time	177	5,633
Over time	4,958	5,720

	5,135	11,353

4.	Finance income and finance costs

	Three months ended March 31, 2020	Three months ended March 31, 2019
Interest SVB Loan Agreement	(57)	(155)
Foreign exchange differences	1,576	756
Finance cost lease liability	(7)	(6)
Other finance income/finance costs	95	239

Finance income/costs - net	1,607	834

5.	Long term financial assets

The Company holds preferred shares in Amphivena recognized at their fair value of €3.3 million. As of March 31, 2020 the fair value increased by €0.1 million due to exchange rate differences recognized in other comprehensive income (2019: €0.1 million).

6.	Financial assets

As of March 31, 2020 and December 31, 2019, financial assets consisted of U.S. Dollar denominated certificates of deposit with original maturities of more than three months.

7.	Equity

As of March 31, 2020 the share capital of €762 (December 31, 2019: €762) is divided into 76,249,901 (December 31, 2019: 76,249,901) common shares with a par value of €0.01 per share.

8.	Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

The majority of the awards vest in instalments over three years and can be exercised up to 10 years after the grant date. The Group granted 909,809 awards in the three months ended March 31, 2020 to employees. 124,412 ESOP 2014 awards were cancelled or forfeited and no options were exercised. As of March 31, 2020, 8,092,964 (December 31, 2019: 7,307,567) ESOP 2014 options were outstanding, and 5,366,419 awards (December 31, 2019: 4,773,840) had vested. The options outstanding as of March 31, 2020 had an exercise price in the range of $1.30 to $13.47.

Share based payments with market condition

On April 20, 2018, Affimed issued 240,000 options, of which each grant consists of three tranches that vest when the volume-weighted average share price (measured based on Affimed closing share prices over the preceding fifteen trading days) reaches a certain hurdle ($6.15, $8.20 and $10.25). Fair value of the awards at grant date amounts to €133 ($164 thousand) and the contractual life time of the options is two years. As of March 31, 2020 no options were exercisable.

Share based payment expense

In the three months ended March 31, 2020, compensation expense of €727 was recognized affecting research and development expenses (€317) and general and administrative expenses (€410). In the three months ended March 31, 2019, compensation expense of €601 was recognized affecting research and development expenses (€269) and general and administrative expenses (€332).

Fair value measurement

The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model of share based payment grants with service conditions are as follows (weighted average):

	March 31, 2020	March 31, 2019
Fair value at grant date	$1.69	$2.18
Share price at grant date	$2.66	$3.17
Exercise price	$2.66	$3.15
Expected volatility	90%	80%
Expected life	5.90	5.90
Expected dividends	0.00	0.00
Risk-free interest rate	1.70%	2.60%

Expected volatility is estimated based on the observed daily share price returns of a peer group measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips and German sovereign strips respectively (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the Grant Date.

9.	Provisions

In 2019, the group recognized costs related to the termination of the AFM 11 program totalling to €1.4 million, whereof €0.9 million were already incurred in 2019. Estimated costs expected to incur in 2020 were recognized in provisions (€0.5 million, December 31, 2019: 0.5 million).

10.	Borrowings

Silicon Valley Bank

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Company with a senior secured term loan facility for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. In December 2016, the Company drew an initial tranche of €5.0 million and in May 2017, a second tranche of €2.5 million; the availability of a third tranche of €2.5 million expired in September 2017 with such amount remaining undrawn.

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Company also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the date of grant. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in the equity of Affimed. The fair value of the warrants was determined using the Black-Scholes-Merton valuation model, with an expected volatility of 75 to 80% and an expected exercise period of five years to exercise of the warrant. The contractual maturity of the warrants is ten years.

The loan is secured by a pledge of 100% of Company’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements.

As of March 31, 2020 and December 31, 2019, the fair value of the liability did not differ significantly from its carrying amount (€1,310 and €2,013). Repayment started in December 2017 with amortized payments of principal and interest in equal monthly instalments. In April 2020 the Company agreed with Silicon Valley Bank to extend the original maturity date of May 31, 2020 by six months to November 30, 2020. As of March 31, 2020, €1,310 (December 31, 2019: €2,013) was classified as current liabilities.

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until November 2023. As of March 31, 2020, an amount of €346 (December 31, 2019: €368) was outstanding, of which €91 was classified as current liabilities (December 31, 2019: €93). As of March 31, 2020, the fair value of the liability did not differ significantly from its carrying amount.

11.	Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €85 (€95) in the three months ended March 31, 2020 (2019), remuneration of managing directors and other key management personnel amounted to €605 (€724). The payments in the three months ended March 31, 2020 include payments following the death of our former Chief Financial Officer (“CFO”), Florian Fischer, amounting to €120.

The Company recognized share-based payment expenses of €36 (€20) for supervisory directors and €360 (€403) for managing directors and other key management personnel in the three months ended March 31, 2020 (2019).

The following table provides the outstanding balances for management and supervisory board remuneration.

	Outstanding balances
	March 31, 2020	December 31, 2019
Adi Hoess	0	5
Wolfgang Fischer	0	1
Dr. Thomas Hecht	19	26
Berndt Modig	7	9
Ferdinand Verdonck	9	11
Dr. Ulrich Grau	17	21
Dr. Bernhard Ehmer	12	20
Mathieu Simon	6	9

12.	Subsequent events

The Company announced in early February 2020 that Dr. Florian Fischer, CFO of Affimed, passed away. During Affimed’s search for a new CFO, Harry Welten assumed the operating responsibilities as CFO advisor to Affimed. In June 2020, the Company announced the appointment of Angus Smith as Affimed’s new permanent CFO, completing Affimed’s leadership team. Mr. Smith will begin his employment on July 13, 2020 and will be based in Affimed’s New York office.

The Company also announced the appointment of Dr. Arndt Schottelius as Chief Scientific Officer, effective April 2020.

In May 2020, the Company implemented an at-the-market (“ATM”) program providing for the sales over time of up to $50,000,000 of its common shares. The offering has been conducted under the Company’s effective shelf registration statement on Form F-3 pursuant to a prospectus supplement and the entry into a sales agreement with Jefferies LLC. As of June 23, 2020, the Company has issued approximately 7.6 million common shares under the ATM program, generating net proceeds of approximately $21.0 million.

As circumstances around the COVID-19 pandemic continue to rapidly evolve, Affimed is continuously assessing possible effects on its clinical trials and adapting the risk mitigation measures it has implemented. Affimed is closely monitoring and adhering to relevant federal and local guidelines on COVID-19 to ensure the safety and health of its global workforce and help limit the spread of COVID-19, while maintaining business continuity. The Company has taken mitigation steps to ensure that drug supply and other trial-related materials are ready and available for the patients enrolled in its clinical trials. Due to the ongoing assessment of the potential impact of the COVID-19 pandemic on patient enrollment and site activation in its clinical studies, Affimed plans to update trial timelines after it has more visibility on the length and extent of the COVID-19 crisis.